

June 30, 2009

*By U.S. Mail and Facsimile to: 011-34-91-374-5020*

Manuel Gonzalez Cid
Chief Financial Officer
Banco Bilbao Vizcaya Argentaria, S.A.
Plaza de San Nicolás, 4
48005 Bilbao
Spain

> **Re:** **Banco Bilbao Vizcaya Argentaria, S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **File No. 001-10110**

Dear Mr. Gonzalez Cid:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

Item 5 – Operating and Financial Review and Prospects

Liquidity and Capital Resources – Generation of Cash Flow, page 96

1.      Please tell us whether Compass Bank or any of your other United States
        subsidiaries are subject to any legal or economic restrictions on their ability to
        transfer funds to you in the form of cash dividends, loans or advances.  If any
        United States subsidiaries are subject to any such restrictions, please tell us why
        they are not disclosed.

Item 6 – Directors, Senior Management and Employees

Board Practices, page 110

2.      Please disclose the details of any directors' service contracts with you or any of
        your subsidiaries that provide for benefits upon termination of employment, or
        provide a statement that no such contracts exist.  See Item 6.C.2 of Form 20-F.

Share Ownership, page 117

3.      With respect to the options owned by the Chairman and Chief Executive Officer,
        please disclose the exercise price, the purchase price (if any) and the expiration
        date.  See Item 6.E.1 of Form 20-F.  Please confirm that no other directors or
        members of your administrative, supervisory or management bodies own options.

Item 16A – Audit Committee Financial Expert, page 160

4.      Please tell us why your board of directors has not determined whether you have at
        least one audit committee financial expert serving on your audit committee.
        Alternatively, please confirm you will include this information in your next 20-F.
        See Item 16A.(a)(1) to Form 20-F.

Item 16E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers, page
162

5.      Please disclose the total average price paid per share.

Item 18 – Financial Statements

Note 8, Fair Value of Financial Instruments, page F-66

6.      We refer to the table on page F-68 in the "Determining the fair value of financial
        instruments" section that discusses the main valuation techniques used to estimate

Level 3 fair values.  Please provide us with the following information:

- In addition to the discussion of the Level 3 valuation techniques, tell us and revise this section in future filings to discuss the valuation techniques, main assumptions and most significant inputs used to the determine the fair value of financial instruments valued using Level 2 valuation methodologies.  Refer to the guidance in paragraph 27(a) of IFRS 7.

- Tell us where you have included the sensitivity analysis of the main inputs into the various valuation models that have the most potential to impact the values determined.  Refer to the guidance in paragraph BC 38 of IFRS 7.

- Refer in your response to the disclosure proposed to be included in future filings in your response letter dated October 17, 2008 related to comment 5 of our comment letter dated September 12, 2008

7.     We refer to the statement on page F-69 that "certain structured investments of credit" totaling EUR 2.6 billion for which an active market previously existed have become illiquid in 2008 and have been reclassified as Level 3 financial instruments with a change in the method used to determine fair value.   Please tell us and in future filings discuss the following with respect to the financial instruments reclassified to Level 3:

- The specific class of financial instruments which now require the use of internal valuation models due to the illiquid market environment in 2007.

- The type of valuation model used for each type of reclassified illiquid financial instrument and the methodology employed to determine their fair value.

- Describe the most significant inputs that had to be inferred.

- Discuss how the Company is able to periodically validate the fair value estimate in order to determine material changes in fair value.

- Refer in your response to the disclosure proposed to be included in future filings in your response letter dated October 17, 2008 related to comment 6 of our comment letter dated September 12, 2008.

Manuel Gonzalez Cid
Banco Bilbao Vizcaya Argentaria, S.A.
Page 4

Note 58, Differences between EU-IFRS Required to be Applied under the Bank of
Spain's Circular 4/2004 and United States Generally Accepted Accounting Principles and
Other Required Disclosures, page F-146

A) Net Income and Stockholders' Equity Reconciliation Between EU-IFRS Required to
be Applied under the Bank of Spain's Circular 4/2004 and U.S. GAAP

8.      We refer to Item No. 7, Loan adjustments on page F-156 which reduces by EUR
        1.152 billion, or 21% of the Net Income determined under EU-IFRS as required
        to be applied by the Bank of Spain to arrive at Net Income according to US
        GAAP.   Please address the following in this regard:

        •   Explain the reasons for this large reconciling difference between EU-IFRS as
            required to be applied by the Bank of Spain and US GAAP considering Note
            7, Loan adjustments on page F-156 states that for the year ended December
            31, 2008 there is no substantial difference in the calculation of the allowance
            for loan losses under both GAAPs.

        •   Explain what you mean in Item No. 7, Loan adjustments on page F-156, that
            the adjustment of EUR 1.152 billion was included to "make equivalent" the
            allowance for loan losses under both GAAPs.  Consider in your response the
            following:

            o   The Consolidated Balance Sheet under US GAAP on page F-169 in Note
                58.B, "Consolidated Financial Statements under Regulation S-X" states
                the allowance for loan losses as of December 31, 2008 was EUR 7.384
                billion.

            o   The "Selected Statistical Information, Loan Loss Reserve" section on page
                51 shows the allowance for loan losses in accordance with EU-IFRS
                required to be applied under the Bank of Spain was EUR 7.505 billion as
                of December 31, 2008, or only EUR 121 million more than under US
                GAAP.

            o   The provision for loan losses under EU-IFRS required to be applied under
                the Bank of Spain for the year ended December 31, 2008 was EUR 2.988
                as disclosed on page 51 which is EUR  968 million less than the provision
                under US GAAP as disclosed in the Consolidated Statements of Income
                prepared under US GAAP in Note 58.B on page F-170.

        •   In order for us to better understand the differences between the two GAAPs
            please provide us with a Loan loss reserve rollforward under U.S. GAAP for
            the three year period ended December 31, 2008. Please explain in detail the
            reasons for differences between major elements in that rollforward when
            compared to the Loan loss reserve table on page 51.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edwin Adames, Staff Accountant, at (202) 551-3447, or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel